Exhibit 99.2
TD BANK GROUP
P.O. Box 1, Toronto-Dominion Centre
Toronto, Canada  M5K 1A2
Facsimile no: (416) 982-6166
Telephone no.: (416) 983-1557
E-mail address: rasha.elsissi@td.com

December 2, 2010

The Toronto Stock Exchange
Canadian Securities Commissions
CDS Clearing and Depository Services Inc.

Dear Sir/Madam:

Re:           The Toronto-Dominion Bank (the "Bank")
  - Notice of Meeting and Record Dates

Pursuant to s. 2.2 of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), we advise as follows:

Meeting Date	March 31, 2011
Record Date for Notice	February 7, 2011
Beneficial Ownership Determination Date	February 7, 2011
Classes or series of securities that entitle the holder to receive notice of the meeting	Common shares
Classes or series of securities that entitle the holder to vote at the meeting	Common shares
Whether the meeting is a special meeting	No

Yours very truly,

/s/ Rasha El Sissi
Rasha El Sissi
Vice President, Legal